11 HANOVER SQUARE
NEW YORK, NY 10005

July 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Preliminary Proxy Statement for Midas Fund, Inc. (File No. 811-04316); Midas Magic, Inc. (File No. 811-04625); and Midas Perpetual Portfolio, Inc. (File No. 811-02474)

Ladies and Gentlemen:

On behalf of Midas Fund, Inc., Midas Magic, Inc., and Midas Perpetual Portfolio, Inc. (each, a “Fund” and together, the “Funds”), transmitted earlier today for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, was a preliminary proxy statement proposed to be used in connection with a joint special meeting of the shareholders of the Funds (Midas Fund, Inc. - ACCESSION NUMBER: 0000770200-12-000028; Midas Magic, Inc. - ACCESSION NUMBER: 0000788422-12-000037; Midas Perpetual Portfolio, Inc. - ACCESSION NUMBER: 0000015260-12-000052). A copy of the preliminary proxy statement is attached hereto for your reference. The preliminary proxy statement asks each Fund’s shareholders, voting separately from the other Funds’ shareholders, to vote on following proposals:  (1) to approve the reorganization of the Fund into a corresponding series of a newly established Delaware statutory trust; (2) to approve a new investment management agreement between the Fund and Midas Management Corporation, the Fund’s current investment manager; and (3) to elect Directors to the Board of Directors of the Fund.

If you have any questions or comments regarding the foregoing, please contact Fatima Sulaiman at 202-778-9082 at K&L Gates LLP, legal counsel to the Fund.  Thank you.

Sincerely,

               /s/ John F. Ramirez
           General Counsel

Enclosure

cc:           Thomas B. Winmill, Esq.
Thomas O’Malley
            Midas Funds